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Exhibit 12.1

Atlantic Express Transportation Corp

Computation of Ratio of Earnings to Fixed Charges (1)

	Year ended June 30, 1999(3)	Year ended June 30, 2000(3)	Year ended June 30, 2001	Year ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004	Six months ended December, 2003(3)	Six months ended December, 2004(3)
Earnings
Income (loss) before income taxes and discontinued operations	$(4.5)	$(5.0)	$(11.3)	$(43.9)	$(16.0)	$58.4	$78.5	$(23.6)
Plus: fixed charges	18.3	22.3	25.1	25	13.1	25.4	7.0	10.7

	$13.8	$17.3	$13.8	$(18.9)	$(2.9)	$83.8	$85.5	$(12.9)

Fixed Charges
Interest charges (2)	$18.1	$22.1	$24.6	$24.3	$12.9	$25.2	$6.9	$10.6
Plus interest factor in operating rent expense	0.2	0.2	0.5	0.7	0.2	0.2	0.1	0.1

	$18.3	$22.3	$25.1	$25.0	$13.1	$25.4	$7.0	$10.7

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	$(4.5)	$(5.0)	$(11.3)	$(43.9)	$(16.0)	3.30x	12.22x	$(23.6)

(1)
The calculation excludes certain contractual interest of $11.8 million, $6.5 million and $6.5 million, as those amounts were not recorded as interest for the year ended June 30, 2003 and 2004 and the six months ended December 31, 2003, respectively, in the financial statements.

(2)
Interest charges include interest paid or accrued and the amortization of debt discount and debt related finance costs. There is no capitalized interest

(3)
Unaudited periods.

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  Exhibit 12.1
Atlantic Express Transportation Corp